UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41576

ECARX Holdings Inc.

(Translation of registrant’s name into English)

12/F, Tower 2, Park Place

88 Baise Road

Xuhui District, Shanghai 200231

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Explanatory Note

This current report on Form 6-K, including all exhibits hereto, is incorporated by reference into the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-271861) and the registration statement on Form F-3 (File No. 333-283854), and shall be a part of each such registration statement, from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement
99.1	Press Release—ECARX Holdings Inc. Announces Pricing of Offering of 25,000,000 Class A Ordinary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

By		/s/ Jing (Phil) Zhou
Name	:	Jing (Phil) Zhou
Title	:	Chief Financial Officer

Date: March 28, 2025